Exhibit 99.7

Deloitte.	Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22° e 25° andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Companhia Hispano-Brasileira de Pelotizaçâo – HISPANOBRAS

Vitória – Brazil

1.	We have audited the accompanying balance sheets of Companhia Hispano-Brasileira de Pelotizaçâo – HISPANOBRAS (a Brazilian Corporation and an investee of Companhia Vale do Rio Doce – CVRD) as of December 31, 2003 and 2002, and the related statements of income and other comprehensive losses, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Companhia Hispano-Brasileira de Pelotizaçâo – HISPANOBRAS as of December 31, 2001, were audited by other auditors whose reports thereon, dated January 24, 2002 expressed an unqualified opinion on those statements.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of Companhia Hispano-Brasileira de Pelotizaçâo – HISPANOBRAS as of December 31, 2003 and 2002, and the results of its operations, changes in its stockholders’ equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 15, 2004